SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*



HEWLETT-PACKARD COMPANY
-------------------------------------------------------------
(Name of Issuer)

COMMON STOCK
-------------------------------------------------------------
(Title of Class of Securities)

428236103
-------------------------------------------------------------
(CUSIP Number)

STEPHEN C. NEAL
KEITH A. FLAUM
COOLEY GODWARD LLP
5 PALO ALTO SQUARE
3000 EL CAMINO REAL
PALO ALTO, CA 94306-2155
(650)843-5000
-------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 5, 2001
-------------------------------------------------------------
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



(Continued on the following pages)

                               PAGE 1 OF 4 PAGES



----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP NO. 428236103                     13D                 PAGE 2 OF 4 PAGES



ITEM 4. PURPOSE OF TRANSACTION

This filing on Schedule 13D has been made because Walter B. Hewlett, Eleanor Hewlett Gimon, Mary Hewlett Jaffe and The William R. Hewlett Revocable Trust (the "Trust") have publicly stated their opposition to the proposed merger involving Hewlett-Packard and Compaq Computer Corporation (the "Proposed Merger"), and thus may be deemed to hold shares of Hewlett-Packard Common Stock with a purpose or effect of changing or influencing control of Hewlett-Packard. The reporting persons, however, do not concede that they hold shares of Common Stock with such a purpose or effect. Additionally, because a press release was issued on November 6, 2001 announcing that Walter B. Hewlett, Eleanor Hewlett Gimon, Mary Hewlett Jaffe and the Trust intended to vote their shares of Hewlett-Packard Common Stock against the Proposed Merger, it could be alleged that a "group" has been formed within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934 (the "Exchange Act"). While none of the reporting persons concedes that such a "group" has been formed, this filing is being made as if such a "group" exists to ensure compliance with the Exchange Act. The reporting persons plan to continue to oppose the Proposed Merger. Walter B. Hewlett intends to file a proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies from the stockholders of Hewlett-Packard in connection with a meeting of stockholders of Hewlett-Packard to be held for the purpose of voting on various matters relating to the Proposed Merger.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Joint Filing Statement attached as Exhibit A.

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CUSIP NO. 428236103                     13D                    PAGE 3 OF 4 PAGES

This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on November 14, 2001 by the reporting persons listed below and is being filed to add a sentence to the end of Item 4 hereof.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.


DATE:  November 27, 2001                           WALTER B. HEWLETT

                                                   /s/ Walter B. Hewlett
                                                   -----------------------------


                                                   EDWIN E. VAN BRONKHORST

                                                   /s/ Edwin E. van Bronkhorst
                                                   -----------------------------


                                                   ELEANOR HEWLETT GIMON

                                                   /s/ Eleanor Hewlett Gimon
                                                   -----------------------------



                                                   MARY HEWLETT JAFFE

                                                   /s/ Mary Hewlett Jaffe
                                                   -----------------------------

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CUSIP NO. 428236103                     13D                    PAGE 4 OF 4 PAGES



                                    EXHIBIT A

                             JOINT FILING STATEMENT

        We, the undersigned, hereby express our agreement that the attached Amendment No. 1 to Schedule 13D is filed on behalf of each of us.


DATE:  November 27, 2001                           WALTER B. HEWLETT


                                                   /s/ Walter B. Hewlett
                                                   -----------------------------



                                                   EDWIN E. VAN BRONKHORST


                                                   /s/ Edwin E. van Bronkhorst
                                                   -----------------------------


                                                   ELEANOR HEWLETT GIMON


                                                   /s/ Eleanor Hewlett Gimon
                                                   -----------------------------


                                                   MARY HEWLETT JAFFE


                                                   /s/ Mary Hewlett Jaffe
                                                   -----------------------------